

November 7, 2013

Via E-mail
Mr. Stephen Fowler
President
Mobetize Corp.
51 Bay View Drive
Point Roberts, WA 98281

> **Re:** **Mobetize Corp.**
> **Amendment No. 1 to Form 8-K**
> **Filed October 28, 2013**
> **File No. 333-181747**

Dear Mr. Fowler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Overview, page 6

1. We note your relationship with Fixed & Mobile Private Limited which appears to be the basis of your entire SmartCharge segment. Please revise your disclosure to provide the material terms of your agreement with Fixed & Mobile Private Limited. Additionally, please consider whether the agreement is material and requires filing under Regulation S-K Item 601(b)(10)(B).

Business Overview, page 9

2. Please revise to provide expanded disclosure regarding how you have overcome the typical global remittance market barriers to entry.

Business Overview, page 10

3. We note your response to comment 6. Please revise your disclosure further to show what technology was actually transferred.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4. We note you have recognized operating revenue for the three months ended June 30, 2013. Please expand your disclosure to describe the sources of this revenue. For example, consider disclosing whether these revenues are from your Telecom Products, Payment Products or Mobile Banking Products lines of business.

Note 3 Notes receivable, page F-8

5. We note your response to comment 15. It appears to us that Telupay PLC and Forte Finance are related parties. Therefore please revise to indicate the notes receivables are from related parties and disclose the details of the transactions within the related parties footnote.

Note 4 Intangible assets, page F-8

6. Clearly disclose the nature of the intangible asset you acquired from Alligato. Disclose, for example, the factors you considered to arrive at the $1,400,000 valuation for the Mobetize suite, customer accounts, and partnership agreements. Also disclose the amortization period you plan to use for each of these assets.

   Further since you acquired these assets from a company controlled by Mr. Hans, please revise to include details of this transaction within the related party footnote.

Pro forma financial statements, page F-11

7. Update your pro forma financial information with the most recent interim period.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have any questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at (202) 551-3208, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
Bill Macdonald
Robert Jung
Macdonald Tuskey